LIBERTY ENERGY INC.
INSIDER TRADING POLICY
(Amended as of October 17, 2023)

This Insider Trading Policy (this “Policy”) provides guidelines to directors, officers, employees and consultants of Liberty Energy Inc. and its subsidiaries (the “Company”) with respect to transactions in the Company’s securities (such as common stock, options to buy or sell common stock, warrants and convertible securities) and derivative securities relating to the Company’s common stock, whether or not issued by the Company (such as exchange-traded options) for the purpose of promoting compliance with applicable securities laws.

This Policy applies to (i) directors, officers, and employees of the Company; (ii) consultants who receive or are aware of Material, Non-Public Information (as defined below) regarding the Company; and (iii) directors, officers, employees, and consultants of the Company who receive or are aware of Material, Non-Public Information regarding any other company with publicly-traded securities, including the Company’s customers, joint-venture or strategic partners, vendors and suppliers (“business partners”), obtained in the course of employment, consulting, or in association with the Company. This Policy also applies to any person who receives Material, Non-Public Information from an insider. The people to whom this Policy applies are referred to in this Policy as “insiders.” All insiders must comply strictly with this Policy.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.

You should read this Policy carefully, ask questions of the Company’s Compliance Officer, which, if not otherwise appointed, shall be the Company’s Chief Legal Officer, and, if you are an officer of the Company, promptly sign and return the certification attached as Annex A acknowledging receipt of this Policy to:

Liberty Energy Inc.
950 17th Street, Suite 2400
Denver, Colorado 80202
Attention: Compliance Officer

The Company’s Compliance Officer is responsible for ensuring that all of the Company’s directors, officers and other employees promptly sign and return the attached certification acknowledging receipt of this Policy.

I.    Definitions and Explanations

A.    Material, Non-Public Information

1.    What Information is “Material”?

It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Information that is likely to affect the price of a company’s securities (whether positive or negative) is almost always material. It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material information. Common examples of material information include:

    Unpublished financial results (annual, quarterly or otherwise);

    Unpublished projections of future earnings or losses and changes to published projections;

    News of a pending or proposed merger;

    News of a significant acquisition or a sale of significant assets;

    Impending announcements of bankruptcy or financial liquidity problems;

    Gain or loss of a substantial customer or supplier;

    Significant cybersecurity incidents that materially impact the Company’s ability to conduct ongoing business operations;

    Changes in the Company’s distribution or dividend policy;

    Approval of a new share repurchase program or material changes to a previously announced program;

    Stock splits;

    Changes in the Company’s or its subsidiaries’ credit ratings;

    Equity or debt offerings;

    Significant developments in litigation or regulatory proceedings; and

    Changes in senior management.

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (“SEC”) and others might view your transaction in hindsight and with all of the facts disclosed. If you have questions regarding specific events, please contact the Compliance Officer.

2.    What Information is “Non-Public”?

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public (i.e., through a press release, posting on the Company’s website, filing with the SEC, etc.) and the investing public must have had time to absorb the information fully. One should wait two full Trading Days following publication before information is deemed to be public.

B.    Related Person

“Related Person” means, with respect to the Company’s insiders:

    Any family member living in the insider’s household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the insider’s household;

    Family members who do not live in the insider’s household but whose transactions in Company securities are directed by the insider or subject to the insider’s influence or control;

    Partnerships in which the insider is a general partner;

    Trusts of which the insider is a trustee; and

    Estates of which the insider is an executor.

C.    Trading Day

“Trading Day” means a day on which national stock exchanges or the Over-The- Counter Bulletin Board Quotation System are open for trading, and a “Trading Day” begins at the time trading begins.

II.    General Policy

This Policy prohibits insiders from trading or “tipping” others who may trade in the Company’s securities while aware of Material, Non-Public Information about the Company. Insiders are also prohibited from trading or tipping others who may trade in the securities of another company if they learn Material, Non-Public Information about the other company in connection with their employment by or relationship with the Company. These illegal activities are commonly referred to as “insider trading.”

All insiders should treat Material, Non-Public Information about the Company’s business partners with the same care required with respect to Material, Non-Public Information related directly to the Company.

A.    Trading on Material, Non-Public Information

Except as otherwise specified in this Policy, no insider or Related Person shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Company, and ending at the beginning of the third Trading Day following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material. For purposes of this Policy, if public disclosure of Material, Non-Public Information concerning the Company is made before a Trading Day begins, then the date of disclosure qualifies as the first Trading Day after the information is released. For example, if public disclosure of Material, Non-Public Information concerning the Company is made at 6 a.m. Eastern Time on a Thursday, then assuming that Thursday, Friday and the following Monday are all Trading Days, trading could begin with the opening bell on the following Monday.

B.    Tipping Others of Material, Non-Public Information

No insider shall disclose or tip Material, Non-Public Information to any other person (including Related Persons) where the Material, Non-Public Information may be used by that person to his or her profit by trading in the securities of the company to which the Material, Non-Public Information relates, nor shall the insider or the Related Person make recommendations or express opinions on the basis of Material, Non-Public Information as to trading in the Company’s securities. If you communicate Material, Non-Public Information that someone else uses in trading, you can be held liable for civil and criminal penalties as a result of the other person’s trading. This applies even though you did not trade and did not financially benefit from the other person’s trading. Insiders are not authorized to recommend the purchase or sale of the Company’s securities to any other person regardless of whether the insider is aware of Material, Non-Public Information.

C.    Confidentiality of Material, Non-Public Information

Material, Non-Public Information relating to the Company is the Company’s property and the unauthorized disclosure of Material, Non-Public Information is prohibited. If an insider receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and/or projections) that may be Material, Non-Public Information, the inquiry should be referred to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

You should avoid communicating Material, Non-Public Information relating to the Company to any person (including family members, friends, and coworkers) unless the person has a need to know the information for business-related reasons. You should be discreet with Material, Non-Public Information, refrain from posting it on social media, or discussing it in public places where it can be overheard, such as elevators and other public spaces in the Company’s offices, restaurants, taxis, and airplanes. Likewise, you should take care to protect sensitive information from access by unauthorized persons, for example by allowing sensitive information displayed on a laptop computer where it can be viewed by someone nearby.

D.    Special and Prohibited Transactions

Because the Company believes it is improper and inappropriate for its insiders to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that its insiders may not engage in any of transactions specified below.

1.    Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions can permit an individual to hedge against a decline in stock price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities. Because hedging transactions can present the appearance of a bet against the Company, hedging or monetization transactions, whether direct or indirect, involving the Company’s securities are completely prohibited, regardless of whether you are in possession of Material, Non-Public Information. A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that will not be delivered within 20 days of the sale, is an example of a prohibited hedging transaction.

Transactions involving derivative securities, whether or not entered into for hedging or monetization purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Transactions involving Company-based derivative securities are completely prohibited, whether or not you are in possession of Material, Non-Public Information. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls. Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions.”

2.    Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is strictly prohibited by this Policy.

3.    Pledges of Company Securities. Company stock pledged as collateral, including shares held in a margin account, may be sold without your consent by the lender in foreclosure if you default on your loan. A foreclosure sale that occurs when you are aware of Material, Non-Public Information may, under some circumstances, result in unlawful insider trading. Because of this danger, pledging Company securities as collateral is prohibited by this Policy. However, there may be times where a short-term pledge or margin loan involving Company securities is permissible.  Requests for approval of pledges or margin loans may be forwarded to the Company’s Chief Legal Officer or Chief Financial Officer.  If the request is made by an officer or director of the Company, the request will be forwarded to the Audit Committee for review.  Each request to pledge or margin Company securities will be considered on a facts and circumstances basis, which among other items, may include consideration of (i) the proposed term of the underlying loan, (ii) the value of the pledged securities in relation to the loan (i.e. is the value of the securities sufficiently greater than the amount of the loan so as to remove a reasonable likelihood of foreclosure) and (iii) the ability of the requesting party to post additional or substitute collateral in the event a foreclosure event becomes likely.  Approvals may be made or denied in the sole discretion of the reviewing party.  Approvals granted will be communicated in writing to the requesting party and periodically to the Company’s Board of Directors (the “Board”).

4.    Short-Term Trading. Short-term trading of Company securities may be distracting and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, insiders who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

5.    Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, see Section V below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the insider is in possession of Material, Non-Public Information.

E.    Exempted Transactions

This Policy does not apply in the case of the following transactions, except as specifically noted:

1.    Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to the sale of any stock issued upon the exercise of Company-granted options, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.    Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which the insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of the stock subject to such awards following the date the restrictions on the restricted stock award lapses.

3.    Qualified and Non-Qualified Retirement Plans. This Policy does not apply to purchases of Company securities under the Company’s qualified retirement plans (such as the Company’s 401(k) Savings Plan) or non-qualified retirement plans resulting from (i) an insider’s periodic contribution of money to the plan pursuant to the insider’s payroll deduction election or (ii) the employer’s contribution of money to the plan on the insider’s behalf. This Policy does apply, however, to certain elections the insider may make under such plans, including:

(a)    an election to increase or decrease the percentage of the insider’s periodic contributions that will be allocated to the Company stock fund;

(b)    an election to make an intra-plan transfer of an existing account balance into or out of any Company stock fund;

(c)    an election to borrow money against the insider’s plan account if the loan will result in a liquidation of some or all of the insider’s Company stock fund balance; and

(d)    an election to prepay a plan loan if the prepayment will result in allocation of loan proceeds to any Company stock fund.

4.    Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.

F.    Transactions Not Involving a Purchase or Sale

Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the officer, employee or director is aware of Material, Non-Public Information, or the person making the gift is subject to the trading restrictions specified below under the heading “Additional Trading Guidelines and Requirements for Certain Insiders” and the sales by the recipient of the Company securities occur during a blackout period.

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.

G.    Post-Termination Transactions

The guidelines set forth in this Section II continue to apply to transactions in the Company’s securities even after the insider has terminated employment or other service relationship with the Company as follows: if the insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the insider may not trade in the Company’s securities until that information has become public or is no longer material.

H.    No Hardship Waivers

The guidelines set forth in this Section II may not be waived except as expressly set forth herein.

III.    Additional Trading Guidelines and Requirements for Certain Insiders

A.    Blackout Period and Trading Window

The period beginning at the close of market on the 15th calendar day prior to the end of each fiscal quarter or year and ending after two full Trading Days following the date of public disclosure of the financial results for that fiscal quarter (“Blackout Period”) is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain insiders identified by the Company will, during the Blackout Period, often be aware of Material, Non-Public Information about the expected financial results for the quarter. Certain insiders identified by the Company and who have been notified that they have been so identified (the “Window Group”) are prohibited from trading during the Blackout Period. Insiders who have not been identified as being in the Window Group should adhere to the general prohibitions set forth in this Policy.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that the Window Group refrain from executing transactions involving the purchase or sale of the Company’s securities other than during the period commencing at the open of market after the expiration of two full Trading Days following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the 15th calendar day prior to the end of each fiscal quarter or year (“Trading Window”).

From time to time, the Company may also prohibit the entire Window Group or selected members of the Window Group from trading the Company’s securities because of developments known to the Company and not yet disclosed to the public. In this event, the Window Group or selected members thereof, as applicable, may not engage in any transaction involving the purchase or sale of the Company’s securities until the information is no longer Material, Non-Public Information and should not disclose to others the fact of the trading suspension. If the development is no longer Material, Non-Public Information due to public disclosure, then two full Trading Days must pass following such public disclosure before engaging in trading.

It should be noted that even during the Trading Window, any person aware of Material, Non-Public Information concerning the Company should not engage in any transactions in the Company’s securities until the information has been known publicly for at least two full Trading Days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all insiders should use good judgment at all times and seek guidance if in doubt.

B.    Pre-Clearance of Trades

The Company has determined that the Window Group must not trade in the Company’s securities, even during a Trading Window, without first complying with the Company’s “pre-clearance” process. Each member of the Window Group should contact the Company’s Compliance Officer prior to commencing any trade in the Company’s securities. The Compliance Officer will consult, as necessary, with senior management before clearing any proposed trade. Any proposed trade by an executive officer or director cleared by the Company’s Compliance Officer shall be reported immediately to the Company’s Chief Executive Officer.

Please note that clearance of a proposed trade by the Company’s Compliance Officer does not constitute legal advice regarding or otherwise acknowledge that a member of the Window Group does not possess Material, Non-Public Information. Employees must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.

The Company is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit a transaction, even if it would not violate the federal securities laws or a specific provision of this Policy. The fact that an intended trade has been denied pre-clearance should be treated as confidential information and should not be disclosed to any person.

C.    Hardship Waivers

The guidelines specified in this Section III may be waived, at the discretion of the Company’s Compliance Officer, if compliance would create severe hardship or prevent an insider within the Window Group from complying with a court order, as in the case of a divorce settlement. Any exception approved by the Company’s Compliance Officer shall be reported immediately to the Audit Committee of the Board.

IV.    Additional Information for Directors and Officers

The Company’s directors and Section 16 officers (as defined below) are required to file Section 16 reports with the SEC when they engage in transactions in the Company’s securities.

Although the Company may generally assist its directors and Section 16 officers in preparing and filing the required reports, directors and Section 16 officers retain responsibility for the reports.

Directors and Section 16 officers shall also comply with the policies and procedures set forth in the Company’s Short-Swing Trading and Reporting Policy.

Further, directors and Section 16 officers may be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under the federal securities laws. In general and with certain limited exemptions, Regulation BTR prohibits any director or Section 16 officer from engaging in certain transactions involving Company securities during periods when participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. The rules encompass a variety of pension plans, including Section 401(k) plans, profit-sharing and savings plans, stock bonus plans and money purchase pension plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify directors and Section 16 officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

If directors or Section 16 officers are aware of material non-public information when they terminate their service with the Company, they may not trade in the Company’s securities until that information has become public or is no longer material. “Section 16 officer” means the Company’s principal executive officer, president, principal financial officer, principal accounting officer (or if none, the controller), any vice-president of the Company in charge of a principal business unit, division or function, and any other officer who performs a policy-making function, as determined from time to time by the Board, or any other person who performs similar policy-making functions of the Company, as determined from time to time by the Board. Officers of the Company’s subsidiaries shall also be deemed officers of the Company if they perform policy-making functions for the Company, as determined from time to time by the Board.

V.    Planned Trading Programs

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides an affirmative defense to an allegation that a trade has been made on the basis of Material, Non-Public Information. Under the affirmative defense, insiders may purchase and sell securities even when aware of Material, Non-Public Information. To meet the requirements of Rule 10b5-1, each of the following elements must be satisfied:

    The purchase or sale of securities was effected pursuant to a pre-existing plan; and

    The insider adopted the plan while unaware of any Material, Non-Public Information.

The general requirements of Rule 10b5-1 are as follows:

    Before becoming aware of Material, Non-Public Information, the insider shall have (i) entered into a binding contract to purchase or sell the Company’s securities; (ii) provided instructions to another person to execute the trade for his or her account; or (iii) adopted a written plan for trading the Company’s securities (each of which is referred to as a “Rule 10b5-1 Plan”).

    With respect to the purchase or sale of the Company’s securities, the Rule 10b5-1 Plan either: (i) expressly specified the amount of the securities (whether a specified number of securities or a specified dollar value of securities) to be purchased or sold on a specific date and at a specific price; (ii) included a written formula or algorithm, or computer program, for determining the amount of the securities (whether a specified number of securities or a specified dollar value of securities), price and date; or (iii) provided an employee or third party who is not aware of Material, Non-Public Information with discretion to purchase or sell the securities without any subsequent influence from the insider over how, when or whether to trade.

    The purchase or sale that occurred was made pursuant to a written Rule 10b5-1 Plan. The insider cannot deviate from the plan by altering the amount, the price, or the timing of the purchase or sale of the Company’s securities. Any deviation from, or alteration to, the specifications will render the defense unavailable. Although deviations from a Rule 10b5-1 Plan are not permissible, it is possible for an insider acting in good faith to modify the plan at a time when the insider is unaware of any Material, Non-Public Information. In such a situation, a purchase or sale that complies with the modified plan will be treated as a transaction pursuant to a new plan.

    An insider cannot enter into a corresponding or hedging transaction, or alter an existing corresponding or hedging position with respect to the securities to be bought or sold under the Rule 10b5-1 Plan.

    Certain public disclosures are made in the Company’s next Form 10-K or 10-Q when a Rule 10b5-1 Plan is adopted, modified, or terminated by a director or Section 16 officer.

To help demonstrate that a Rule 10b5-1 Plan was entered into in good faith and not as part of an insider-trading scheme, the Company has adopted the following guidelines for such plans:

    Adoption. Since adopting a plan is tantamount to an investment decision, the Rule 10b5-1 Plan may be adopted only during an open Trading Window when both (i) insider purchases and sales are otherwise permitted under this Policy; and (ii) the insider does not possess any Material, Non-Public Information. All Rule 10b5-1 Plans must be pre-cleared in writing in advance of adoption by the Compliance Officer, Corporate Secretary, or the Board, and prompt disclosure regarding the plan’s adoption may be made through a press release or Current Report on Form 8-K.

Please note that the Company retains the right to reject and not permit the adoption of a Rule 10b5-1 Plan for any reason even if it would not violate the federal securities laws or a specific provision of this Policy. The fact that adoption of a Rule 10b5-1 Plan has been denied should be treated as confidential information and should not be disclosed to any person. Further, please note that if trading in the Company’s stock is suspended for any reason, such suspension shall take effect notwithstanding the existence of a Rule 10b5-1 Plan.

    Certifications for Directors and Section 16 Officers. If you are a director or Section 16 officer, the Rule 10b5-1 Plan must include the following certifications: (i) you are not aware of any Material, Non-Public Information about the Company or its securities; and (ii) you are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act.

    Initial Trading. The longer the elapsed time between the adoption of the Rule 10b5-1 Plan and the commencement of trading under such plan, the harder it will be for the SEC to show that the plan was based on Material, Non-Public Information. In addition, a plan which allows trading to commence shortly after the creation of the plan increases the likelihood that the SEC will find, in hindsight, that the plan was not entered into in good faith. The first trade under the Rule 10b5-1 Plan may not occur until the expiration of a cooling-off period as follows:

o    If you are a director or Section 16 officer, the later of (i) two business days following the filing of the Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted and (ii) 90 calendar days after adoption of the Rule 10b5-1 Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.

o    If you are not a director or Section 16 officer, 30 days after adoption of the 10b5-1 plan.

    Plan Alterations. The SEC has differentiated between plan deviations and plan modifications. Rule 10b5-1 states that the affirmative defense is not available if the insider altered or deviated from the Rule 10b5-1 Plan. On the other hand, modifications to Rule 10b5-1 Plans are permitted as long as the insider, acting in good faith, does not possess Material, Non-Public Information at the time of the modification and meets all of the elements required at the inception of the plan. Although not forbidden by Rule 10b5-1, plan modifications, even if prior to receiving non-public information, create the perception that the insider is manipulating the plan to benefit from Material, Non-Public Information, which jeopardizes the good faith element and the availability of the affirmative defense. Therefore, to prevent any indication of a lack of good faith, any plan modifications should, at minimum, comply with the requirements set forth above for the adoption of a new plan, including the Form 10-K or Form 10-Q public disclosure requirement and the requirement that trades not be made under the modified plan until satisfying the applicable cooling off period after modification of the plan. Further, the insider should avoid frequent modifications of Rule 10b5-1 Plans because this could raise concern about his or her good faith in establishing the plan.

    Early Plan Terminations. Rule 10b5-1 does not expressly forbid the early termination of a Rule 10b5-1 Plan. However, the SEC has made clear that once a Rule 10b5-1 Plan is terminated, the affirmative defense may not apply to any trades that were made pursuant to that plan if such termination calls into question whether the good faith requirement was met or whether the plan was part of a plan or scheme to evade Rule 10b5-1. The real danger of terminating a plan arises if the insider promptly engages in market transactions or adopts a new plan. Such behavior could arouse suspicion that the insider is modifying trading behavior in order to benefit from nonpublic information. Accordingly, it is not advisable for insiders to terminate Rule 10b5-1 Plans except in unusual circumstances. If a plan is terminated, prompt disclosure regarding such termination may be made through a press release or Current Report on Form 8-K.

To allow insiders to terminate Rule 10b5-1 Plans and avoid problems under the federal securities laws, such plans may include the following:

o    a provision expressly stating that the insider reserves the right to terminate the plan under certain specified conditions (in order to demonstrate that any termination is not inconsistent with the plan’s original terms); and

o    a provision automatically terminating the plan at some future date, such as a year after adoption.

If an insider establishes a new Rule 10b5-1 Plan after terminating a prior plan, then all the surrounding facts and circumstances, including the period of time between the cancellation of the old plan and the creation of the new plan, are relevant to a determination of whether the insider established the new Rule 10b5-1 Plan “in good faith and not as part of a plan or scheme to evade” the prohibitions of Rule 10b5-1.

    Multiple Plans. Insiders are not permitted to have multiple, overlapping Rule 10b5-1 Plans in operation; provided that, insiders may maintain two separate trading plans for open market purchases or sales of the Company’s securities if trading under the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution. If the first trading plan is terminated early, the first trade under the later-commencing plan, however, must not be scheduled to occur until after the effective cooling-off period following the termination of the earlier trading plan.

The foregoing restriction on multiple, overlapping plans does not apply to plans not involving open-market transactions, such as, for example, employee benefit plans, employee stock ownership plans or dividend reinvestment plans. In addition, the limitation on single-trade Rule 10b5-1 trading arrangements will not apply to sell-to-cover transactions; provided that, the subject plan authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock or stock appreciation rights, and the insider does not otherwise exercise control over the timing of such sales.

Furthermore, insiders may not enter into more than one Rule 10b5-1 Plan during any rolling 12-month period that is designed to effect the open-market purchase or sale of the total amount of securities subject to the plan as a single transaction. A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.

    Transactions Outside the Plan. Trading securities outside of a Rule 10b5-1 Plan while such a plan is in place should be considered carefully for several reasons:

o     the Rule 10b5-1 affirmative defense will not apply to trades made outside of the plan; and

o     buying or selling securities outside a Rule 10b5-1 Plan could be interpreted as a hedging transaction.

Hedging transactions with respect to securities bought or sold under the Rule 10b5-1 Plan will nullify the affirmative defense. Further, insiders should not sell securities that have been designated as Rule 10b5-1 Plan securities because any such sale may be deemed a modification of the plan. If the insider is subject to the volume limitations of Rule 144, the sale of securities outside the Rule 10b5-1 Plan could effectively reduce the number of shares that could be sold under the plan, which could be deemed an impermissible modification of the plan. Because trading securities outside of a Rule 10b5-1 Plan poses numerous risks, insiders are discouraged from engaging in securities transactions outside Rule 10b5-1 Plans once they are established.

VI.    Potential Criminal and Civil Liability and/or Disciplinary Action

A.    SEC Enforcement Action

The adverse consequences of insider trading violations can be staggering and currently include, without limitation, the following:

1.    For individuals who trade on Material, Non-Public Information (or tip information to others):

    A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;

    A criminal fine of up to $5.0 million (no matter how small the profit); and/or

    A jail term of up to 20 years.

2.    For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

    A civil penalty of up to the greater of approximately $2.5 million1 or three times the profit gained or loss avoided as a result of the insider’s violation;

    A criminal penalty of up to $25.0 million; and/or

    The civil penalties may extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

B.    Disciplinary Action by the Company

Persons who violate this Policy shall be subject to disciplinary action by the Company, which may include termination or other appropriate action.

VII.    Administration of the Policy

The Company’s Chief Legal Officer or other officer as designated by the Board shall serve as the Compliance Officer for the purposes of this Policy, and in his/her absence, another employee designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

VIII.    Filing and Disclosure Requirement

The Company shall file this Policy as an exhibit to its Annual Report on Form 10-K as required by applicable rules and regulations. In addition, the Company shall disclose adoption of this Policy in its Annual Report on Form 10-K and proxy and information statements on Schedules 14A and 14C under the Exchange Act.

* * * *

This document states a policy of Liberty Energy Inc. and is not intended to be regarded as the rendering of legal advice.
ANNEX A
1 As of January 11, 2023. This amount is adjusted annually pursuant to the Federal Civil Penalties Inflation Adjustment Act Improvements Act of 2015.

INSIDER TRADING POLICY
CERTIFICATION

I have read and understand the Insider Trading Policy (the “Policy”) of Liberty Energy Inc. (the “Company”). I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am an employee of the Company or one of its subsidiaries or other affiliates, my failure to comply in all respects with the Company’s policies, including the Policy, is a basis for termination for cause of my employment with the Company and any subsidiary or other affiliate to which my employment now relates or may in the future relate.

I am aware that this signed Certification will be filed with my personal records in the Company’s Human Resources Department.

Signature

Type or Print Name

Date

A-1